Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No.:1-7627
The following communication was distributed to Frontier employees on Thursday, April 21, 2011.

HollyFrontier

Weekly Communiqué #06—Merger Update
April 21, 2011

This week, we turn our attention to the HollyFrontier Mission & Values (and four more FAQs).

The world’s foremost organizations are mission driven and values based.  The same is true in our case, and here is what these words mean to us:

➢
Mission describes who we are as a company and what we are setting out to achieve in our daily work.  Said another way, mission describes the purpose for our company.  Mission, by its nature, also defines what we are not going to do.

➢	Values are the beliefs, principles or standards that we hold in high regard and which influence our judgment and shape behavior. (From the Latin valere, meaning, to be strong, worthy or influential).

Our Mission and Values are much more than just words on a page.  They are real, living, breathing, dynamic, influential forces.  Everything we do emanates and flows from our mission; in prioritizing and deciding, we constantly ask, “Is this choice aligned with our mission?” and “Will this commitment advance our mission?”  Again, one of the great utilities of mission is to equally convey what we are going to do alongside what we are not going to do.

Similarly, our values help us make decisions on a daily basis that are clear and consistent.  You should see our values embedded everywhere, from performance appraisals and promotions to resource allocations and acquisition choices.  We trust that where you do not see them, you will let us know.

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OUR MISSION

OUR MISSION is **to be the premier U.S. petroleum refining, pipeline and terminal company as measured by superior financial performance and sustainable, profitable growth.**

WE SEEK TO ACCOMPLISH THIS BY:

- Operating in a safe, reliable and environmentally responsible manner,
- Efficiently operating our existing assets,
- Offering our customers superior products and services, and
- Growing both organically and through strategic acquisitions.

We strive to outperform our competition through the quality and development of our employees and assets. We endeavor to maintain an inclusive and stimulating work environment that enables each employee to fully contribute to and participate in our Company's success.

OUR VALUES

HEALTH & SAFETY **We put health and safety first.**
We conduct our business with primary emphasis on the health and safety of our employees, contractors and neighboring communities. We continuously strive to raise the bar, guided by our health and safety performance standards.

ENVIRONMENTAL STEWARDSHIP **We care about the environment.** We are committed to minimizing environmental impacts by reducing wastes, emissions and other releases. We understand that it is a privilege to conduct our business in the communities where we operate.

CORPORATE CITIZENSHIP **We obey the law.**
We are committed to promoting sustainable social and economic benefits wherever we operate.

HONESTY & RESPECT **We tell the truth & respect others.**
We uphold high standards of business ethics and integrity, enforce strict principles of corporate governance and support transparency in all our operations. One of our greatest assets is our reputation for behaving ethically in the interests of employees, shareholders, customers, business partners and the communities in which we operate and serve.

CONTINUOUS IMPROVEMENT **We continually improve.**
Innovation and high-performance are our way of life. Our culture creates a fulfilling environment which enables employees to reach their potential. We believe in creating our own destiny and that a constructive attitude toward change is essential.

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Employee FAQs
Employee FAQs	Integration Team Response
“If I am offered and accept a position in Dallas, how soon would I be expected to report to the Dallas office?”	In most cases, relocation would concur with closing (our legal integration), which is projected to be in Q2-Q3 2011.
“Who will be judging the logos?”
The Integration Team (with the help of our respective legal departments) will vet the logo submissions and select the winner.  Corporate identity is one of our most important assets, so we are taking this task (albeit a fun and creative one) very seriously.  Whether the chosen logo is used in its entirety or serves as the directional inspiration for what follows, we will share several runners-up so you can see the thoughtfulness and creativity generated by the contest.

“How will my bonus be handled for 2011?”
Both Holly and Frontier bonus programs will remain independent until the end of the year.  Said another way, to ensure there are no misunderstandings: your bonus program will not change until 2012.  We will share more about the 2012 bonus program in upcoming communications.

“Could we be offered better insurance plans? I (and several people I have spoken to) would be willing to pay a little more out-of-pocket money for better insurance plans. Thank you!”
Benefits will stay the same through the end of 2011.  Offering new plans has, as you can imagine, many administrative implications.  We are immersed in considering plan designs for 2012 and will announce these in the 4th quarter.  We continue to welcome input and are committed to providing excellent benefits.

Submitting Questions or Suggestions to our Integration Team
For those of you who have questions, suggestions or concerns about the Integration process—or have heard rumors and would like to surface these for a response, please continue submitting them to Penny Newmark (PNewmark@Frontieroil-den.com) who will, in turn, share them with our Integration Team as necessary. Please share what’s on your mind, as we cannot strive to meet unknown expectations or address unshared concerns.

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On the “fun front,” only one week remains in the HollyFrontier Corporation Logo Contest.  It concludes next Friday, April 29th and the competition is absolutely FIERCE or, in the words of one HR leader, “Sweeping across our organization like a wildfire!”  Remember, the winner will receive a blazing iPad 2, so get those submissions in before the contest concludes!

Quotes of the Week

The Importance of Mission/Purpose:

“The crowning fortune of a man is to be born to some pursuit, which finds him employment and happiness, whether it be to make baskets, or broadswords, or canals, or statues or songs.”
—Ralph Waldo Emerson

“We do not work only to earn an income, but to find meaning in our lives.  What we do is a large part of who we are.”
—Alan Ryan

The Importance of Values:

“Morality, when vigorously alive, sees farther than intellect.”
— JA Froude

“Our conduct is the result of our character.”
—Aristotle

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Keep your eyes open for Communiqué #07 on Friday, April 29th, 2011, as we hope to have a few Organizational Structure announcements.  Remember (in May) some of the Communiqués are expected to occur by video (rather than in writing) so we can include a few brief interviews with leaders.  In the summer, we intend to continue these dialogues in person by hosting a few on-site Q&A sessions with our respective managers.

On behalf of the broader HollyFrontier Integration Team, have a safe and wonderful holiday.

Mike Jennings
Chairman, President & CEO
Frontier Oil Corporation

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger will be submitted to Holly’s shareholders for their consideration, and the proposed merger will be submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.

Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Holly and Frontier have signed an agreement for a subsidiary of Holly to merge with and into Frontier, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s shareholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s business and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.

Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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